July 27, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Notice of Disclosure filed in the Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that International Business Machines Corporation has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, which was filed with the Securities and Exchange Commission on July 27, 2021.

Respectfully Submitted,

International Business Machines Corporation

By:/s/Frank Sedlarcik

Name: Frank Sedlarcik

Title:Vice President, Assistant General Counsel and Secretary